Press Release	Source: Next, Inc.

Next Inc. Announces Second Quarter Earnings

CHATTANOOGA, TENN.--(BUSINESS WIRE) – July 12, 2007 --Next Inc. (OTCBB:NXTI - News) an emerging leader in the sportswear products industry today announced its fiscal second quarter earnings for the three months ended June 1, 2007.  The Company will file its Form 10-Q for the quarter on Friday, July 13, 2007.

Sales were $2,157,310 for the three months ended June 1, 2007, compared to $4,823,634 for the three months ended June 2, 2006.  The Company had a net loss of $570,645, or $0.03 per share for the second quarter of 2007 compared to prior year net income of $22,895, or $0.00 per share for the same period.

For the six months ended June 1, 2007, net sales were $5,783,233, compared to $9,674,041 for last year’s same period.  Net loss for the current year is $961,601 or $0.05 per share versus a loss of $228,738, or $0.01 per share last year.

Mr. David Cole, the Company's CFO stated, "Recent media reports tell us that we were not alone in seeing a decrease in sales. Consumers were clearly not feeling quite as healthy from an economic standpoint as they did last year at this time. Because of this, the trends that we noticed and discussed in the first quarter did in fact continue throughout the second quarter.

Cole continued, “To our credit, and despite the tough macro environment, we continued to focus attention on reducing costs which resulted favorably in keeping our conversion costs low. We also managed our cash flow wisely doing a good job operating within the unusual economic conditions.  Despite the poor quarterly results, and $300,000 of nonrecurring professional expenses paid in the first half of the year, our receivables, inventory and payables remain in relatively good condition and we are now ready for the seasonally more robust part of the year.”

Mr. Robert Budd, the Company’s CEO stated, “Despite general retail sales being weak across the board, we are not at all pleased with our second quarter sales volume. Some portion of the decrease is based on the seasonal nature of our business which is historically strong the last six months of the year. We continue to view the overall decrease in sales as not being indicative of future sales growth potential as our fall bookings remain strong, as are comments we are receiving on our Spring ’08 line.  Additionally, we are reviewing several new opportunities to diversify sales into new distribution channels.”

About Next Inc. http://www.nextinc.net

Next, Inc. is a creative and innovative sales and marketing organization that designs, develops, markets and distributes licensed imprinted sportswear primarily through major college and university, motor sports and other major promotional key licensing agreements and the Company's own proprietary brands. Next is one of the dominant players in the highly fragmented imprinted sportswear industry.

The company has expanded its distribution to include e-commerce through which a significant amount of the Company's most popular licensed products is marketed. The most significant are www.campustraditionsusa.com, www.rpmsportsusa.com, www.americanbiker.com and www.americanwildlifeusa.com.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which contains a safe harbor for forward-looking statements.  The Company relies on this safe harbor in making such disclosures.  The statements are based on management’s current beliefs and assumptions about expectations, estimates, strategies and projections.  These statements are not guarantees of future performance or results and involve risks, uncertainties and assumptions that are difficult to predict.  Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.

Contact:

Next, Inc., Chattanooga

Jason Assad, 423-296-8213 Ext. 113

jassad@nxt-inc.com

NEXT, INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended
	June 1, 2007	June 2, 2006
	(unaudited)	(unaudited)
Net sales	$2,157,310	$4,823,634
Net income (loss)	(570,645)	22,895
Net income (loss) per share, basic and diluted	$(0.03)	$–

	Six Months Ended
	June 1, 2007	June 2, 2006
	(unaudited)	(unaudited)
Net sales	$5,783,233	$9,674,041
Net loss	(961,601)	(228,738)
Net loss per share, basic and diluted	$(0.05)	$(0.01)

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